08025619

SEC Mail Processing Section

FEB 12 2008

Washington, DC 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Houlihan Smith & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Madison, Suite 1500
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Smith (312) 499-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Smith & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
DEBORAH A. KORKOSZ
MY COMMISSION EXPIRES
FEBRUARY 28, 2011

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Consolidated Statement of Financial Condition	4
Consolidated Statement of Operations	5
Consolidated Statement of Changes in Shareholders' Equity	6
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	7
Consolidated Statement of Cash Flows	8
Notes to Consolidated Financial Statements	9 - 11
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13-14

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Houlihan Smith and Company, Inc.

We have audited the accompanying consolidated statement of financial condition of Houlihan Smith and Company, Inc. and Subsidiary as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Smith and Company, Inc. and Subsidiary as of December 31, 2007, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 23, 2008

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	920,421
Receivables from customers		671,771
Investment in restricted securities		150,000
Loans to employees		72,952
Furniture and equipment, net of accumulated depreciation of $122,225		8,291
Other assets		11,840
TOTAL ASSETS	$	1,835,275

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	5,925
Deferred revenue		95,413
Accrued compensation payable		58,719
Accrued ESOP contribution-stock (Note 4)		1,200,000
Total liabilities		1,360,057
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 6)		
SHAREHOLDERS' EQUITY (Notes 2 and 5):		
Preferred stock, $0.001 par value, authorized 10,000 shares, no shares outstanding		-
Common stock, $0.001 par value, authorized 100,000,000 shares, 1,109,896 shares outstanding		58
Additional paid-in capital		478,718
Retained earnings		-
		478,776
Less: Treasury stock (19,669 shares) at cost		(3,558)
Total shareholders' equity		475,218
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,835,275

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Business services revenue	$ 11,661,267
Unrealized appreciation on investment	149,900
Other income	65,307
Total revenue	11,876,474
EXPENSES:	
Employee compensation and benefits	8,037,336
Professional fees and outside services	46,206
General and administrative	356,004
Advertising, promotion and other	1,162,806
Communications	75,230
Occupancy and equipment	340,384
Employee stock ownership plan (Note 4)	1,151,899
Total expenses	11,169,865
NET INCOME	**$ 706,609**

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Shares	Stock Amount	Additional Paid-In Capital	Treasury Stock	Retained Earnings
BALANCES, December 31, 2006	10,621	$ 10	$ 200,752	$ -	$ -
Stock split (Note 5)	1,051,523	-	-	-	-
ESOP contribution (Note 4)	47,752	48	651,851	-	-
Purchase of treausry stock	-	-	-	(3,558)	-
Distributions	-	-	(373,885)	-	(706,609)
Net income	-	-	-	-	706,609
BALANCES, December 31, 2007	1,109,896	$ 58	$ 478,718	$ (3,558)	$ -

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2007

BALANCES, December 31, 2006	$ -
BALANCES, December 31, 2007	$ -

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 706,609
Adjustments to reconcile net income to net cash provided by operating activities:	
Employee stock owership plan	1,151,899
Increase in receivables, net	(165,438)
Increase in loans to employees	(72,952)
Increase in deferred revenue	34,632
Increase in accrued compensation payable	58,719
Increase in investment	(149,262)
Decrease in other assets	843
Increase in accounts payable	5,100
Net cash provided by operating activities	1,570,150
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(503)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholders	(1,080,494)
Purchase of treasury stock	(3,558)
Net cash used in financing activities	(1,084,052)
NET INCREASE IN CASH AND CASH EQUIVALENTS	485,595
CASH AND CASH EQUIVALENTS at beginning of year	434,826
CASH AND CASH EQUIVALENTS at end of year	**$ 920,421**

The accompanying notes are an integral part of this statement

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Houlihan Smith & Company, Inc. a Nevada corporation ("the Company" or "HSC") is a specialized investment banking firm and operates as a consultant where it participates in mergers and acquisitions, advisory services, valuations and other financial opinions for a fee. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

The Company is the sole member of Houlihan Smith Advisors, LLC. ("HSA"). HSA specializes in preparing third-party evaluation reports, merger and acquisition advisory, and in the private placement of debt and/or equity securities. HSA typically receives 50% of its fee as a deposit and receives the remaining fee when the product is delivered. A substantial portion of the HSA engagement is completed prior to the signing of the contract and, accordingly, HSA records deferred revenue on the unearned portion. The consolidated financial statements for the year ending December 31, 2007 include the accounts of HSC and HSA. All intercompany accounts and transactions have been eliminated in consolidation.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. Stocks and warrants for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned. The Company currently holds restricted warrants classified as Level 2 securities as determined under SFAS No. 157 (see below).

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently three years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is an S-Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual shareholders.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2007 the Company had net capital and net capital requirements of $760,364 and $10,670, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .21 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Company leases office space from an unrelated party under a noncancellable operating lease expiring in 2009.

At December 31, 2007, aggregate minimum future rental commitments under the Company's lease are as follows:

YEAR	AMOUNT
2008	$ 75,600
2009	6,400
Total	$ 82,000

During the year ended December 31, 2007, total rental expense was approximately $284,000. During the year ended December 31, 2007, the Company rented additional office space on a month to month basis.

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN

During the year ended December 31, 2006 the Company established an employee stock ownership plan ("Plan") whereby the Company will make contributions of HSC stock to the ESOP trust on a discretionary basis. Pursuant to the Plan all employees of the Company are eligible to participate in the Plan. The Company has accrued a discretionary contribution of $1,200,000 for the year ended

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN (continued)

December 31, 2007 and 100% of this amount will be allocated to Plan participants on a pro-rata basis according to Plan documents. The contribution will be funded by the issuance of new HSC common stock in 2008 following an independent appraisal of the Company's equity and in conjunction with the filing of the Company's federal income tax return. The Company has currently allocated up to 1,000,000 of its authorized common shares for contribution to the Plan. It is expected that in future years the Company will continue to make additional discretionary contributions to the Plan and the Company will authorize additional shares to be allocated for such purpose. Plan participants vest 100% in three years provided that they remain employed by the Company. Plan shares that have been allocated to Plan participants that terminate employment with the Company prior to vesting forfeit their shares, which are then reallocated among remaining Plan participants.

At December 31, 2007 none of the Plan participants had vested and, accordingly, there is no repurchase liability. In the future, as employees vest into the Plan, the Company expects to record a repurchase liability as a provision for vested participants that may terminate employment with the Company.

During the year ended December 31, 2007, the Company contributed 47,752 shares valued at $651,899 to the ESOP.

NOTE 5- SHAREHOLDERS' EQUITY

On March 1, 2007, the Company's Board of Directors approved a 100 for 1 stock split, whereby each outstanding share of common stock was converted into one hundred (100) shares. In addition, the Company increased its number of authorized shares to 100,000,000.

NOTE 6 - OFF-BALANCE SHEET RISK

In the Company's investment activities, the Company receives securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2007.

The Company's financial instruments, including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Securities owned are valued at market value using quoted market prices or valued at fair value as described above. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

HOULIHAN SMITH AND COMPANY, INC.
AND SUBSIDIARY

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:		
Shareholders' equity	$	475,218
Add: Discretionary liability- Accrued ESOP liability-stock		1,200,000
		1,675,218
DEBITS:		
Nonallowable assets:		
Receivables from customers		671,771
Non-marketable securities		150,000
Note receivable		72,952
Furniture and equipment, net		8,291
Other assets		11,840
Total debits		914,854
NET CAPITAL		760,364
Minimum requirements of 6-2/3% of aggregate indebtedness of $160,057 or $5,000 , whichever is greater		10,670
Excess net capital	**$**	**749,694**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	5,925
Accrued compensation payable		58,719
Deferred revenue		95,413
Accrued ESOP liability-stock		1,200,000
		1,360,057
Less: Accrued ESOP liability-stock		(1,200,000)
Total aggregate indebtedness	**$**	**160,057**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.21 to 1**

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Houlihan Smith & Company, Inc.

In planning and performing our audit of the consolidated financial statements and supplementary information of Houlihan Smith & Company, Inc. and Subsidiary for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Houlihan Smith & Company, Inc. and Subsidiary that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Houlihan Smith & Company, Inc. and Subsidiary to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

In addition, our review indicated that Houlihan Smith & Company, Inc. and Subsidiary was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 23, 2008

END